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                                                                      Exhibit 28

                       FOR:            Marisa Christina, Inc.

                       APPROVED BY:    Michael Lerner
                                       Chairman and Chief Executive
                                       Officer
                                       Melvin Hecht
                                       Chief Financial Officer
                                       (212) 221-5770
For Immediate Release
                           CONTACT:    Investor Relations:
                                       June Filingeri/Howard Zar/
                                       Shannon Moody
                                       Press: Stacy Berns/Michael McMullan
                                       Morgen-Walke Associates
                                       (212) 850-5600

        MARISA CHRISTINA, INC. REPORTS PRELIMINARY SECOND QUARTER RESULTS
                              AND OUTLOOK FOR 1996

         New York, New York, July 10, 1996 -- Marisa Christina, Inc. (Nasdaq:MRSA) today announced that it expects to report second quarter 1996 net income of approximately $400,000, or $0.05 per share, on approximately $20 million of net sales, in line with analysts' expectations. This compares to net income of $533,000, or $0.06 per share, on net sales of $11.5 million in the second quarter of 1995.

         Further, the Company noted that it has revised its outlook for the remainder of the year due to difficult market conditions, which have affected both the sales and margins of its Marisa Christina Apparel Division. Accordingly, the Company expects 1996 net income to be in the range of $7.3 million to $8.2 million, or $0.85 to $0.95 per share, on net sales of approximately $115 million to $118 million. This compares to 1995 net income of $10.1 million, or $1.20 per share, on net sales of $86.8 million.

         Michael Lerner, Chairman of the Board and Chief Executive Officer noted, "While we have only partially completed bookings for the second half of the

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MRSA -- REPORTS PRELIMINARY SECOND QUARTER RESULTS                       PAGE: 2

year, we believe it prudent to offer a revised outlook based on current order patterns for the Holiday season. Our Marisa Christina line is being adversely affected by recent major introductions of brand-name lines in "better" departments of major retailers. Additionally, demand has shifted from hand-knit sweaters to other products and this change has negatively impacted Marisa Christina's bookings. Partially offsetting this is continued double digit increase in demand for our Adrienne Vittadini and Flapdoodles lines."

         Mr. Lerner continued, "We are focussing on several opportunities for Marisa Christina including the addition of new cleaner casual styles with unique yarns and fabric textures as well as enhancing the brand recognition of the Marisa Christina name. This is a lesson we have learned from our early success with Adrienne Vittadini."

          Mr. Lerner concluded, "At this early date, based on current information, we believe it is possible that our historic 20% bottom line growth will be restarted in 1997. Our deep confidence in our business and its long-term outlook remains unchanged. Based on this confidence, the Company confirms its previously announced open-market stock purchase program for its common stock."

         Safe harbor for forward-looking statements: Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the

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MRSA -- REPORTS PRELIMINARY SECOND QUARTER RESULTS                       PAGE: 3

Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with the receipt and timing of future customer orders, price pressures and other competitive factors and a softening of retailer or consumer acceptance of the Company's products leading to a decrease in anticipated revenues and gross profit margins. Those and other risks are described in the Company's filings with the Securities and Exchange Commission (SEC), copies of which are available from the SEC or may be obtained upon request from the Company.

         Marisa Christina, Inc. designs, manufactures, sources and markets a broad line of high quality "better" and "bridge" clothing for women and children. The Marisa Christina label includes sweaters characterized by classic, timeless styling and unique details. Flapdoodles apparel consists of casual children's and infant's sportswear, swimwear, and outerwear featuring vibrant colors, all-natural fabrics and unique patterns. The Adrienne Vittadini line includes women's knit-oriented casual coordinates and licensed products characterized by distinctive and elegant designer styling.

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